NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 683-8903
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

RAGLAN EXPLORATION UPDATE

Vancouver, Wednesday November 3 2004, 2:00 p.m. PST

Novawest Resources Inc., is pleased to present this project progress report on the second year of the three-year Raglan exploration project operated by Novawest Resources Inc. on behalf of Novawest and its partner Cascadia International Resources Inc.

Six months of field support, exploration and drilling programs were completed on September 22, 2004. Geological, airborne geophysical and pulse EM surveys were conducted as parts of components of an integrated exploration program geared to generate quality targets for drilling in 2004 and 2005. Between June and September 2004, 53 holes were drilled totaling 8878 metres (29,127 feet) over an area measuring 55 km east-west and 26 km north-south within the central Cape Smith Belt. This belt is known for its world-class Ni/Cu/platinum group element deposits. Post-field-season investigations are under way focusing on the interpretation of geological and geophysical data gathered in the field.

Results will be integrated with geochemical data from 1570 samples obtained from drilling and prospecting. Finalized geochemical results from these assays will be completed by ALS Chemex in the near future and essential results are being posted on the Novawest website (www.novawest.com). Once geological, geochemical results and reports from geophysical contractors are compiled and integrated by Novawest Resource Inc.'s exploration staff, descriptive overviews for major target areas will be provided.

In the Raglan region of northern Quebec, over 50 years of prospecting, mineral exploration and development have shown substantial nickel-copper-PGE mineralization is associated with mafic and ultramafic rocks occurring at several structural and stratigraphic levels within an area at least 20km wide by 150km long. It took 40 years of diligent and expensive exploration by numerous junior and major mining and exploration companies before a significant Ni-Cu-PGE deposit was discovered and developed by Falconbridge that now operates the very profitable Katinniq Mine east of the Novawest/Cascadia properties. Novawest Resources Inc. started exploring the Raglan area in 1997 and through difficult times has maintained an optimistic vision on the economic potential of its land holdings. The company's excellent understanding of the mineral settings is based on the results of decades of investigations by various government and industry personnel and, in great part, on the 1997 and 1998 field exploration of its expert geological staff. Since 2003, a very successful exploration and drilling program further advanced the company's knowledge base. Novawest's corporate vision and commitment continues to develop with the results coming from the field. Based on the company's understanding of the mineralization environments and on exploration models, the company's exploration team, under the technical direction of Novawest's Chief Geologist-Exec. V.P. has been applying integrated survey and drilling techniques to target in on hopefully economic deposits. The prime exploration targets of the company are the Delta East, Bravo and Echo areas in the southern part of the joint-venture's land holdings.

The 2003 and 2004 exploration efforts have opened new areas to explore and test by further drilling. During the 2004 field season exploration commenced in the Thunder and True North properties that lie in the vicinity of the Cross Lake deposits of Falconbridge Ltd. Also in 2004, the Kozmo (Maverick) property west of the joint venture's main claim block was mapped and prospected in detail. Based on the advanced understanding, further drilling is planned there for the 2005 season. Detailed recommendations including drill target selection for the 2005 exploration program are in preparation. The company and its Raglan partner Cascadia look forward to successful Raglan exploration programs in 2005 and beyond.

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Pat O'Brien, President of Novawest Resources Inc., on behalf of Novawest and Cascadia would like to take this opportunity to express appreciation to the company's staff and contractors that made this 2004 season the best ever in the Raglan district.

Dr. Burkhard Dressler, P.Geo, and Chief Geologist and Vice-President, Novawest Resources Inc., is Novawest's Qualified Person for this news release.

Novawest: TSX Venture Exchange Listed - Symbol "NVE", S.E.C. Exemption 12(g)3-2(b), Frankfurt Exchange Listed - Symbol "NWM" File No. 82-3822 Website - Standard & Poors Listed Dun & Bradstreet Listed

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

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